UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                      SEC File Number: 333-46828

                                                       CUSIP Number: 48576Q 10 5


(Check one) |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q and
            Form 10-QSB |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

         For Period Ended: March 31, 2008

         |_| Transition  Report on Form 10-K
         |_| Transition  Report on Form 20-F
         |_| Transition  Report on Form 11-K
         |_| Transition  Report on Form 10-Q
         |_| Transition Report on Form N-SAR

         For the transition period ended:  Not applicable
                                           --------------

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

                           Karver International, Inc.
                           --------------------------
                             Full Name of Registrant

                                 Not applicable
                                 --------------
                            Former Name if Applicable

                        601 Brickell Key Drive, Suite 901
                        ---------------------------------
                      Address of Principal Executive Office

                              Miami, Florida 33131
                              --------------------
                            City, State and Zip Code




PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) |X|

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has not been able to file its Form 10-QSB for the quarter ended March 31, 2008 within the prescribed period without unreasonable effort or expense. The Registrant has been working diligently to first finalize its consolidated financial statements for its Annual Report on Form 10-KSB for the year ended December 31, 2007, the filing of which has been delayed because the Registrant is a small business with limited resources. The Registrant expects to file its Form 10-KSB for the year ended December 31, 2007 shortly and, soon thereafter, to finalize and file its Form 10-QSB for the quarter ended March 31, 2008.


PART IV - OTHER INFORMATION

      (l) Name and telephone number of person to contact in regard to this notification

             Dr. Jack Kachkar                  305-350-3996
             ----------------                  ------------
                  (Name)                (Area code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |_| Yes |X| No

         Annual report on Form 10-KSB for the year ended December 31, 2007.

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Registrant expects to show a significant increase in net loss for the year ended December 31, 2007 from the year ended December 31, 2006, primarily due to an increase in operating expenses due to increased scope of business development activities and increase in accrued interest since prior year end. The anticipated total operating expenses will be approximately $1.192 million, an increase of approximately $753,000 from approximately $439,000 for the year ended December 31, 2006.

                           Karver International, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  May 15, 2008                                  By:  /s/ Dr. Jack Kachkar
                                                          ----------------------
                                                          Dr. Jack Kachkar
                                                          Chairman and President


                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).